[DraftKings Inc. Letterhead]

May 12, 2020

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Katherine Bagley

Re:	Acceleration Request for DraftKings Inc.

Registration Statement on Form S-1 (File No. 333-238051)

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DraftKings Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-238051 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Daylight Time, on Wednesday, May 13, 2020, or as soon as practicable thereafter.

Please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone at (212) 558-3109 or via e-mail at millersc@sullcrom.com with any questions and please notify him when this request for acceleration has been granted.

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Very truly yours,

/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Chief Legal Officer

cc:	Scott D. Miller

(Sullivan & Cromwell LLP)